

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Jeffrey Chugg
Vice President, Legal
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

      Re: TaskUs, Inc.
            Registration Statement on Form S-1
            Filed April 12, 2021
            File No. 333-255190

Dear Mr. Chugg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 12, 2021

Financial Statements
Note (15) Subsequent Events (unaudited), page F-28

1. Refer to your disclosure of IPO-Related Equity Grants on pages 163 and 164. We note that the Founder Awards will be granted effective immediately following the determination of the IPO price per share of Class A common stock and that other IPO awards may be granted in connection with the offering. Please expand the subsequent event disclosure to describe these stock incentive grants in detail, including the unvested amount of compensation expense for time-based restricted stock units, time-based stock options and performance-based restricted stock units and the period over which the unvested compensation expense is to be recorded.

2. We note that the Class B Reclassification is expected to take place after effectiveness of the registration statement. We agree that ASC 505 does not require retroactive effect on the balance sheet. However, we continue to believe that this Reclassification is a significant event occurring after the balance sheet date that should be disclosed in the notes to the financial statements pursuant to ASC 855-10-50-2 as a non-recognized subsequent event that is of such a nature that it must be disclosed to keep the financial statements from being misleading to investors. Please expand the disclosure to include detail of the nature of the Reclassification, including the changes to the capital structure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Edgar J. Lewandowski, Esq.